SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (Amendment _______)*

                         SENIOR HOUSING PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   81721M 10 9
                                 (CUSIP Number)

                                David J. Hegarty
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 21, 1999
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                         Page 2 of 9 Pages



1            NAMES OF REPORTING PERSONS
             OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             HRPT Properties Trust  I.R.S. ID No. 04-6558834

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                  (b) |_|

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland

                              7            SOLE VOTING POWER
         NUMBER OF
          SHARES                           26,000,000
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                              8            SHARED VOTING POWER


                              9            SOLE DISPOSITIVE POWER

                                           26,000,000

                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             26,000,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%

14           TYPE OF REPORTING PERSON*

             OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                        Page 3 of 9 Pages




1            NAMES OF REPORTING PERSONS
             OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             REIT Management & Research, Inc.  I.R.S. ID No. 04-3402206

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                    (b) |_|

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                              7            SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                              8            SHARED VOTING POWER


                              9            SOLE DISPOSITIVE POWER


                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             26,000,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             100%

14           TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                       Page 4 of 9 Pages



Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 (the "Shares"), of Senior Housing Properties Trust, a Maryland real estate investment Trust ("SNH"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), and REIT Management & Research, Inc., a Delaware corporation ("RMR").

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Patrick F. Donelan, Rev. Justinian Manning, C.P., Bruce M. Gans, M.D., Barry M. Portnoy and Gerard M. Martin. The executive officers of HRP are David J. Hegarty, President, Chief Operating Officer and Secretary, Ajay Saini, Treasurer and Chief Financial Officer, John
A. Mannix, Executive Vice President and David M. Lepore, Senior Vice President.

         RMR's principal business is providing advisory services to real estate investment trusts such as SNH and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, Ajay Saini, Vice President, David M. Lepore, Vice President, Jennifer Clark, Vice President and John Popeo, Treasurer. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital stock of RMR.

         Each of the individuals listed above (i) except for Ajay Saini, is a United States citizen, (ii) except for Mr. Donelan and Rev. Manning, has a business address at 400 Centre Street, Newton, Massachusetts 02458 and (iii) except for Mr. Donelan, Dr. Gans and Rev. Manning, is principally employed by RMR in the capacity specified above. Mr. Saini is a citizen of the Republic of India and a resident of the United States. Mr. Hegarty also serves as the President, Secretary and Chief Operating Officer of SNH. Mr. Saini also serves as the Treasurer and Chief Financial Officer of SNH. Mr. Donelan is a Director of Dresdner Kleinwort Benson and has a business address at P.O. Box 18075, Riverbank House, 2 Swan Lane, London, United Kingdom. Dr. Gans is the Senior Vice President for Continuing Care and Chairman of Physical Medicine and Rehabilitation of Long Island Medical Center and has

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                       Page 5 of 9 Pages



a business address of 270-05 76th St., Suite E101, New Hyde Park, NY. Rev. Manning is the pastor of St. Gabriel's parish at 201 Washington Street, Brighton, Massachusetts 02135.

         Neither HRP, RMR nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), acquired 26,374,760 Shares in connection with the formation of SNH for $263,747.60. On September 21, 1999, HRP contributed 374,760 Shares to SNH, which were returned to the status of authorized but unissued shares.

Item 4.  Purpose of Transaction.

         The transactions which may require the filing of this statement are described in Item 3 above and Item 5 below. The transactions were entered into principally for investment purposes.

         On or shortly after October 12, 1999, HRP will distribute to its shareholders 13,190,763 Shares of its subsidiary, SNH, as a special distribution (the "Spin-Off"). SNH owns 93 senior housing properties that cost $770 million, which HRP previously owned. The record date for the Spin-Off is October 8, 1999 (the "Record Date"). HRP shareholders will receive one Share for every 10 shares of HRP that they own on the Record Date. The Shares to be distributed in the Spin-Off have been registered under the Securities Act of 1933, as amended, and separately listed on the New York Stock Exchange under the symbol "SNH." The foregoing assumes that 131.9 million HRP shares will be outstanding on the Record Date.

         RMR will enter into an agreement to provide advisory services to SNH (the "Advisory Agreement"). Pursuant to the terms of the Advisory Agreement, RMR will be paid a base fee in cash and may earn an incentive fee payable in Shares. Although HRP and RMR have no present intention to do so, they may make purchases of Shares from time to time, in the open market or in private transactions, depending on their respective analysis of HPT's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. HRP and RMR each intends to closely monitor their investments and may from time to time take advantage of opportunities presented to them. HRP and RMR may in the future also formulate plans or proposals

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                       Page 6 of 9 Pages



regarding SNH, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon HRP's and RMR's continuing review of their investments and various other factors, including those mentioned above, HRP and/or RMR may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Shares, although they have no current plans to do so.

         Subject to the occurrence of the Spin-Off, David Hegarty and Ajay Saini will resign their positions as officers of, and Bruce M. Gans, M.D. will resign his position as a Trustee of, HRP. Messrs. Hegarty and Saini will continue to serve as officers of RMR and SNH after the Spin-Off. Dr. Gans has been elected as a Trustee of SNH subject to the occurrence of the Spin-Off and effective as of the date the shares of SNH are distributed to the HRP shareholders (the "Distribution Date").

         To fill the vacancies created by the resignations of Messrs. Hegarty and Saini, John A. Mannix has been elected President, Chief Operating Officer and Secretary and John Popeo has been elected Treasurer and Chief Financial Officer of HRP, subject to the occurrence of the Spin-Off and effective as of the Distribution Date. The vacancy created by the resignation of Dr. Gans as a Trustee of HRP has not yet been filled.

         Except as set forth in this Item 4, neither HRP nor RMR has any plans or proposals which related to or would result in:

         (a) The acquisition by any person of additional securities of SNH, or the disposition of securities of SNH;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving SNH or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of SNH or any of its subsidiaries;

         (d) Any further change in the present board of trustees or management of SNH including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or distribution policy of SNH;

         (f) Any other material change in SNH's business or corporate structure;

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                         Page 7 of 9 Pages



         (g) Changes in SNH's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SNH by any person;

         (h) Causing a class of securities of SNH to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of SNH becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) HRP currently holds 26,000,000 Shares, or 100% of the issued and outstanding Shares. RMR, as HRP's investment advisor, may under applicable regulatory definitions be deemed to beneficially own HRP's 26,000,000 Shares. RMR, however, expressly disclaims any beneficial ownership of HRP's 26,000,000 Shares.

         (b) HRP has sole power to vote or dispose of its 26,000,000 Shares.

         (c) Except as disclosed in Item 3 above, no transactions in Shares have been effected during the past sixty days by HRP or RMR.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Transaction Agreement, to be entered into by and between HRP and SNH, HRP will agree during the period ending on the first anniversary of the completion of the Spin-Off that it will not sell, transfer or otherwise dispose of any of the Shares owned by it at the completion of the Spin-Off (after giving effect to the Spin-Off) without the prior approval of a majority of SNH's independent trustees.

         The SNH Advisory Agreement requires RMR to use its best efforts to present to SNH a continuing and suitable investment program consistent with the investment policies and objectives of SNH. The SNH Advisory Agreement provides for an annual advisory fee based upon SNH's average invested capital, and an annual incentive fee based upon increases in

                                  SCHEDULE 13D


CUSIP No. 81721M 10 9                                         Page 8 of 9 Pages




SNH's funds from operations. The annual incentive fee, if any, payable to RMR will be paid in Shares.

         The initial term of the SNH Advisory Agreement expires on December 31, 1999 and renewal or extension of the term thereof will be subject to the periodic approval of a majority of SNH's independent trustees.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         99.1 Joint Filing Agreement, dated as of September 29, 1999, by and between HRP and RMR.

         99.2     Form of Transaction Agreement by and between HRP and SNH.

         99.3     Form of Advisory Agreement by and between SNH and RMR.

                                  SCHEDULE 13D

CUSIP No. 81721M 10 9                                      Page 9 of 9 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 29, 1999                  HRPT PROPERTIES TRUST



                                    By:  /s/    David J. Hegarty
                                         David J. Hegarty, President



September 29, 1999                  REIT MANAGEMENT & RESEARCH, INC.



                                    By:  /s/    David J. Hegarty
                                         David J. Hegarty, President